FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1        Translation of letter to the Buenos Aires Stock Exchange dated August 15, 2014.

TRANSLATION

Autonomous City of Buenos Aires, August 15, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: YPF S.A. gives notice of an acquisition of Company shares in the market. Relevant Fact. Compliance with Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please be advised that on August 14, YPF S.A. acquired 5,000 of its ordinary Class D shares in book entry form, with par value of ARS$10 (ten Argentine pesos) per share and entitled to 1 (one) vote each, in the Buenos Aires Stock Exchange (“BCBA”), at an average price of ARS$361.99 per share, for a total amount of ARS$1,809,961.10.

That same day, the Company acquired 5,000 of its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”), at an average price of US$31.29 per ADS, for a total amount of US$156,435.04.

Yours faithfully,
Daniel González
Chief Financial Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: August 15, 2014	By:	/s/ Daniel González
	Name: Title:	Daniel González Chief Financial Officer